SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of November 2, 2001

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                    Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                            No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT

RNS Number:5182M
Merant PLC
2 November 2001


2 November 2001

                                  MERANT plc


                                 Board Change



MERANT plc ("MERANT" or the "Company"), a leading provider of software solutions to accelerate enterprise change, announces that Gary Greenfield has resigned from MERANT's Board of Directors, effective 1 November 2001.



This follows an announcement by MERANT on 20 September 2001 that Gerry Perkel has been appointed President and Chief Executive Officer, succeeding Gary Greenfield in this role. On the same date, Mr. Perkel was also appointed an Executive Director of the Company. Mr. Greenfield, who has been with the Company for 14 years, announced in June 2001 that he proposed to step down when a new CEO had been identified.



There are no further disclosures required under 6.F.2 (b) - (g) or 16.4 (a) of the Listing Rules.


Ends



For further information:

Harriet Keen, Financial Dynamics
Tel: 020-7831-3113


END

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Friday, 2 November 2001 07:01:05
ENDS [nRNSB5182M]

SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  November 2, 2001               By: /s/ Leo Millstein
                               --------------------------------------
                                     Leo Millstein
					       Vice President & General Counsel